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                      CAPSTAR BROADCASTING PARTNERS, INC.
                              600 CONGRESS AVENUE
                                   SUITE 1400
                              AUSTIN, TEXAS  78701

                                                                   April 1, 1998

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:       Mr. Jeffrey Riedler

         Re: Withdrawal of Registration Statement on Form S-1 (File No. 333-25263) of Capstar Broadcasting Partners, Inc.

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, Capstar Broadcasting Partners, Inc. (the "Company") respectfully requests the Commission's consent to the withdrawal of the Company's Registration Statement on Form S-1, File No. 333-25263 (the "Registration Statement") and further requests that the Commission enter an order granting such withdrawal. The Company no longer intends to pursue the initial public offering of its common stock, the registration of which was contemplated by the Registration Statement, due to the reorganization of the Company in which it became a majority-owned subsidiary of Capstar Broadcasting Corporation.

         Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal to the undersigned, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto" and be placed in the file for the Registration Statement.

         Please direct all inquires to Mr. Greg Hidalgo (of Vinson & Elkins L.L.P., counsel to the Company) at (214) 220-7959 or me at (512) 340-7800.

                                        Sincerely,

                                        CAPSTAR BROADCASTING PARTNERS, INC.


                                        By: /s/ R. Steven Hicks
                                           -----------------------------------
                                           R. Steven Hicks
                                           Chief Executive Officer and
                                           Chairman of the Board

cc:      Michael D. Wortley
         Jeffrey A. Chapman